June 1, 2012

Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Safeway Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 ("Form 10-K")
Filed February 27, 2012
File No. 1-00041

Dear Mr. Mew,

We are responding to the Staff's comment letter to Safeway Inc. ("Safeway" or the "Company") dated May 11, 2012.

The Staff's comments are set forth below in italics, followed by our response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

1.
Reference is made to Note J (Taxes on income) on page 61 where you have generated foreign pre-tax income of $381.8 million in fiscal 2011, which represents approximately 43% of your total consolidated pre-tax income. Further, foreign pre-tax income increased by $50.2 million in fiscal 2011 as compared to fiscal 2010 while domestic pre-tax income decreased by $49.3 million for the same period. In view of the material variability between domestic and foreign operating results, we believe you should include a separate section in MD&A that clearly and completely discusses your geographic results of operations with qualitative and quantitative reasons for the significant volatility between your domestic and foreign operations. Please revise accordingly. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company Response:

Foreign income consists of income from our Canadian operations which is disclosed in Item 8, Note N: Segments on page 78.

Safeway does not believe that there is material variability between its domestic and Canadian operations. The variance between domestic and Canadian pre-tax income is the result of discrete items which we have disclosed in our MD&A and elsewhere in our financial statements.

The primary reason that Canadian pre-tax income increased by $50.2 million in 2011 was because of a $47 million gain on the sale of a distribution center in Burnaby, British Columbia which we disclose in our MD&A under the heading "Gain (Loss) on Property Dispositions" beginning on page 22. The primary reason that domestic pre-tax income declined $49.3 million in 2011 was because LIFO expense was $35.1 million in 2011 compared to LIFO income of $28.0 million in 2010. (Inventory in Canada is accounted for under the FIFO method.) We disclose the variance in LIFO expense in our statement of cash flows on page 41 and in our MD&A under the heading "Gross Profit" on page 22.

After adjusting for LIFO and the gain on the sale of the Burnaby distribution center, the ratio of Canadian operating profit and income before taxes to total operating profit and income before taxes has not changed significantly in the last three years. For this reason, we do not believe that separate MD&A for Canadian and domestic operations will enhance the reader's understanding of Safeway's financial results. In future filings, Safeway will continue to point out material gains and expenses in MD&A and will indicate if they are specific to domestic or Canadian operations.

2.
Notwithstanding the above comment, please revise your MD&A discussion to include the effect of changes in the Canadian dollar relative to the U.S. dollar on your operating profit in addition to sales. In this regard, please disclose the sales and operating profit of your Canadian operations excluding the effect of changes in the Canadian dollar relative to the U.S. dollar. Such information would allow readers to better evaluate the performance of your business.

Company Response:

On page 21 of the Form 10-K, we disclose that the change in the Canadian exchange rate increased sales in 2011 by $240 million. We did not disclose the impact of the exchange rate on operating profit because it was not material. The change in the Canadian exchange rate increased operating profit by $13 million and net income by $8 million, or less than $0.02 per diluted share.

Because the retail grocery business has low profit margins, the impact of changes in the exchange rate on sales are largely mitigated by offsetting changes in cost of sales and operating and administrative expense. As a result, changes in the Canadian exchange rate do not typically have a material impact on net income. In addition, changes in the exchange rate have no appreciable impact on other key financial metrics discussed in our MD&A. Gross margin and operating and administrative expense as a percentage of sales are not measurably affected by fluctuations in the exchange rate, and identical-store sales exclude the impact of the exchange rate.

In future filings, we will disclose any material changes in operating profit arising from fluctuations in the Canadian exchange rate.

Sales, page 21

3.
Refer to your statement,"Prior to 2011, Safeway recorded Blackhawk Network distribution commissions on the sale of certain gift cards, net of commissions shared with other retailers. In the first quarter of 2011, Safeway determined that these commissions should be reported on a gross basis. This change increased both revenue and cost of goods sold in fiscal 2011 by $413.5 million but had no impact on identical-store sales, gross profit dollars or net income. Previously reported results are not adjusted because the impact is immaterial." Tell us your basis for the change and disclose what necessitated this change. Further, tell us in detail how you concluded the change had an immaterial effect on previously reported results. Please include in your response the applicable amounts for each line item within your financial statements for each period presented.

Company Response:

The determination that the commissions on the sale of certain gift cards should be reported on a gross basis was reached after consulting with the SEC's Office of the Chief Accountant, Accounting Group - Interpretations on April 20, 2011 as documented in a letter dated April 21, 2011 from Mr. Kevin Moore, Blackhawk Chief Accounting Officer to Mr. Josh Paul - Accounting Fellow. The determination was based on an evaluation of the indicators of gross revenue reporting (ASC 605-45-45-3 through 45-14) compared to indicators of net revenue reporting (ASC 605-45-45-15 through 45-18). Two of the most critical elements considered in reaching this conclusion were that the card partner is the sole customer of Blackhawk's gift card service offering, and the card partner funds the distribution commission under a stand-alone contract between the card partner and Blackhawk.

The impact of reporting gift card commissions on a net basis in the years 2007 through 2010 is detailed in Attachment A to this letter. Safeway concluded that the impact did not warrant restatement because it had no effect on gross profit, operating profit, net income, the statement of cash flows or the balance sheet.

In addition, key financial metrics used by both management and outside analysts were either unaffected or not materially impacted:

•	The effect on total sales was less than one percent for all years presented.

•	The effect on cost of goods sold was less than one percent for all years presented except for 2010 where the impact was 1.1% .
•	The effect on gross profit margin was less than one percent for all years presented.
•	There was no effect on identical-store sales because Blackhawk revenue is excluded from Safeway's identical-store sales.
•	There was no effect on adjusted EBITDA.

Finally, the change to gross reporting had no effect on any debt covenants.

Gross Profit, page 21

4.
Your current disclosure does not provide investors with sufficient long term insight into your cost improvement programs. In this regard, you disclose that your overall fiscal 2011 comparable gross profit margin decrease was benefited by a 34 basis-point improvement in shrink. Tell us and disclose the reasons for the improvement in your shrink reserves and if this trend is sustainable. Further, tell us and disclose the shrink reserve as a percentage of sales for the past three fiscal years and the reasons for any significant fluctuations.

Company Response:

Shrink expense for the last three fiscal years was as follows (dollars in millions):

	2011	2010	2009

Shrink expense	$775.8	$890.4	$969.7
As a percentage of sales and other revenue [1]	2.01%	2.35%	2.54%
Basis-point improvement	34	19	3
[1] 2011 excludes $413.5 in other revenue for the change in gift card commissions referred to in comment 3 above. Also, excludes fuel sales of $4,596.6, $3,187.9 and $2,688.7 for 2011, 2010 and 2009, respectively.

Safeway continually strives to control all costs, including shrink. Long-term programs to control shrink expense include improved buying practices to prevent overstocking of perishable items and increased security to reduce theft. These efforts have been successful in recent years, particularly in 2011. However, shrink can never be fully eliminated, and an over-emphasis on shrink control can dampen sales. Safeway will continue to make every effort to control shrink expense with the long-term goal of further reducing shrink as a percentage of sales. But we cannot forecast if shrink will improve in any particular reporting period and, ultimately, such improvement cannot continue indefinitely.

In future filings, where shrink is a material element in the change in gross margin, we will disclose the reasons for the change and indicate that such changes are not expected to represent a long-term trend.

Interest Expense, page 23

5.
You state interest expense decreased in 2011 primarily due to a combination of lower average borrowings and a lower average interest rate. We note at year-end your borrowings have increased from year-end 2010. Please explain to us how your lower average borrowings contributed to a decrease in interest expense in light of the higher borrowings outstanding at year-end. If borrowings during the reporting period are materially different than the period-end amounts recorded in the financial statements, disclosure about the intra-period variations should be provided to facilitate investor understanding of your liquidity position. See Release No. 34-62934, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis.

Company Response:

For most of 2011, borrowings were less than in 2010, and consequently, average borrowings for the year 2011 were lower than 2010. In December 2011, Safeway issued $800 million of debt which increased year-end borrowings over the prior year. We disclose this additional debt, including the dates incurred, in footnote D to our financial statements. In future filings, if average borrowings for the period are materially different than period-end borrowings, we will provide appropriate disclosure in the MD&A.

Liquidity and Financial Resources, page 26

6.
Given the significant increase in your unfunded pension liability this year and your actual negative return on plan assets in fiscal 2011, please expand your disclosure to explain the current changes, including the negative return on assets, and address the future impact on your cash flows in the event your return on plan assets is less than expected or discount rates decline resulting in plan contributions and funding increases in 2012 and beyond.

Company Response:

We understand that disclosing events that could result in increases to pension plan contributions is useful to readers of the Form 10-K. In the Liquidity and Financial Resources section of the 2011 Form 10-K on page 26, we believe the following paragraph addresses this issue:

The decline in the financial markets during 2008 resulted in a substantial reduction in the fair value of the retirement plan assets. Since 2008, the financial markets improved. Despite the improvement, the projected benefit obligation exceeds the fair value of plan assets in each of the last four years. As a result, cash contributions to pension and post-retirement plans were $176.2 million and $17.7 million in 2011 and 2010, respectively, and are expected to be approximately $160 million in 2012. If return on plan assets is less than expected, or if discount rates decline, plan contributions could increase significantly in 2012 and beyond.

Additionally, on page 25 in the Critical Accounting Policies and Estimates section, we include a sensitivity analysis table that quantifies the impact that a change in discount rate or return on plan assets would have on the funded status of the plans. We believe this gives the reader an adequate sense of the scale of deficit that must be funded over a multi-year period should assets underperform or discount rates decrease.

Despite the slightly negative return on plan assets in 2011, Safeway's annualized return from 2009-2011 was 11.3%, which is well in excess of our estimated annual return.

We believe we address the impact of the increase in unfunded pension liability and negative return on plan assets in fiscal 2011 by disclosing the forecasted pension plan contributions for 2012 (which were affected by such changes). Under ERISA, the 2012 contribution is not subject to change based on actual 2012 returns on plan assets or discount rate fluctuations. Such changes would only affect plan contributions in 2013 and beyond. In any event, for funding purposes actuarial gains or losses are spread over a seven-year period. Barring a significant decline in the markets similar to 2008, differences between actual and estimated returns on plan assets will not have a material effect on future contributions. In light of this, Safeway respectfully believes its current disclosure is adequate.

7.
We note your discussion of capital expenditures for the number of new store openings and the number of remodels or refurbishments. Please expand your discussion to provide insight into your capital expenditure cash flows and planned capital expenditures addressing for example the decline in the number of stores over the last five years, the number of Lifestyle remodels or conversions to be completed and planned property dispositions.

Company Response:

At the time the Form 10-K was filed, the Company was still finalizing the number of planned new Lifestyle stores and Lifestyle remodels. In the Form 10-Q for the quarterly period ended March 24, 2012 ("Form 10-Q"), filed May 1, 2012, Safeway provided more insight into the 2012 planned capital expenditures by disclosing that the Company intends to open ten new Lifestyle stores and complete ten Lifestyle remodels. This disclosure can be found under the caption "Capital Expenditure Program" on page 17 of the Form 10-Q.

In Note Q (Subsequent Event) to the financial statements in the Form 10-K, the Company discloses the planned disposition of 27 Genuardi's stores in the eastern United States. In the Form 10-Q beginning on page 10, Safeway updated this disclosure and will continue to update this disclosure in future filings for material changes.

In future Form 10-K filings, Safeway will include a disclosure similar to the following, as appropriate:

The decline in the store count over the last five years is due to a focus on completing Lifestyle remodels rather than opening new stores while, at the same time, closing underperforming stores.

Item 8. Financial Statements and Supplementary Data, page 33

Note A: The Company and Significant Accounting Policies, page 45

Merchandise Inventories, page 46

8.
We read your disclosure on page 46 with regard to your use of a combination of the cost method and retail inventory method to determine the cost of your inventory before any LIFO reserve is applied. Please explain to us why and how you are using a combination of these methods to determine the cost of your inventory. Further, explain to us how the use of the cost method is a reasonably accurate costing method. In this regard, we assume the replacement cost method may not be entirely representative of all units in ending inventory.

Company Response:

Safeway uses the cost method primarily for perishable items such as meat, produce and bakery. Fuel is also accounted for under the cost method. We believe this method is appropriate because these inventories turn over very rapidly, and we physically count this inventory frequently, generally once a month. Pharmacy inventory and inventory in our warehouses are also accounted for under the cost method, because we have a perpetual inventory system to track these inventories.

The retail inventory method is used for inventory where a perpetual inventory is not practical or where it is cost prohibitive to take physical inventories more than twice a year. (We accrue for book to physical adjustments between physical inventories.) Generally, this inventory consists of non-perishable items in our stores such as grocery, soft drinks and other beverages, general merchandise, meal ingredients, frozen foods and snacks.

The LIFO method is generally applied to non-perishable inventory items in the United States. We do not use the LIFO method in Canada where it is not an acceptable inventory method for tax purposes. We do not use the LIFO method for most perishables because such inventory turns over so rapidly that we do not believe it would be meaningfully different than the FIFO method. The only perishable items accounted for under the LIFO method are at divisions such as Dominick's which adopted the LIFO method for these items before we acquired these companies.

Regulation S-X 5-02-6(c) requires that we disclose the excess of inventory replacement or current cost over the LIFO carrying value. We believe that when we add back our LIFO reserve to the LIFO cost, the resulting FIFO cost of inventory approximates replacement cost because our inventory turns over frequently.

We have reviewed the filings of other retail grocers, and we believe it is not unusual to use a combination of the retail inventory and cost method and that both are in accordance with generally accepted accounting principles.

Note K: Employee Benefit Plans and Collective Bargaining Agreements, page 64

Multiemployer Pension Plans, page 71

9.
We note Forms 5500 were generally not available for the plan years ending in 2011 at the time you issued your financial statements. Please tell us what consideration was given to providing the disclosure outlined in FASB ASC 715-80-50-7 where plan level information is not available including, if possible, your estimated share of underfunded liabilities. See also FASB ASC 715-80-55-6.

Company Response:

FASB ASC 715-80-50-3 provides that the disclosures required by paragraphs ASC 715-80-50-4 through 50-10 should be based on the most recently available information. Safeway provides the required disclosure primarily in the tables beginning on page 73. In general, the disclosed information was not available for plan years ending in 2011, which we disclose on page 75.

Certain plan information is not required to be disclosed by ASC 715-80-50-5 because such information is typically available in the public domain, for example in a Form 5500. ASC 715-80-50-7 provides that for plans where such information is not available in the public domain, we should disclose, in addition to the requirements of paragraphs 715-80-50-5 through 50-6, (1) a description of the nature of the plan benefits (2) a qualitative description of the extent to which Safeway could be responsible for the obligations of the plan and (3) other quantitative information such as total plan assets, actuarial present value of accumulated plan benefits and total contributions received by the plan.

Plan level information was not publicly available for Safeway's Canadian multiemployer pension plans. Therefore, we provide the additional disclosure called for by ASC 715-80-50-7 in the tables on page 76 of the Form 10-K. Footnote 1 to the tables provides the qualitative description of the extent to which Safeway could be responsible for the obligations of the Canadian plans. Safeway is not responsible for the underfunded status of these plans because (1) in the event these plans are underfunded, the monthly benefit amount can be reduced by the trustee, (2) they operate in a jurisdiction that does not require withdrawing employers to pay a withdrawal liability or other penalty and (3) the collective bargaining agreements require contributions on the basis of hours worked.

Note M: Commitments and Contingencies, page 77

10.
Describe for us the factors that prevent you from determining the amount of any liabilities for disputes in the normal operations of your business or disclosing an estimated loss or range of estimated loss pursuant to ASC 450-20-50-4b.

Company Response:

Safeway is mindful of its obligations under ASC 450-20-50-4b and advises the Staff that it regularly evaluates the status of legal matters in which it is involved to determine whether a possible loss or range of loss can be estimated. In doing this evaluation, the Company, with the assistance of outside counsel, considers a number of factors such as: the nature of the claim, whether the claim is an individual claim or a class action, recent rulings by the court, advice of experts and counsel, the Company's defenses and possible counterclaims, any settlement discussions and other developments. At the end of each reporting period, the loss contingency disclosures are reviewed to ensure that they reflect the most current information known to the Company. The Company records accruals for such contingencies to the extent that the Company concludes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated in accordance with ASC 450-20-25.
These matters are continuously being evaluated and, in many cases, are being contested by the Company, and the outcome is uncertain and unpredictable. Each matter has its own set of unique facts and circumstances; therefore, outcomes from prior litigation may not necessarily be a reliable source to estimate a loss or estimate a range of loss on current matters. Determining an estimated loss or range of estimated loss involves making a series of judgments about future events. Many times, there are significant legal and factual issues which are yet to be determined which do not allow a reasonable estimate of loss or range of loss to be made. The ability to estimate the potential loss from any particular claim or lawsuit may be affected by various factors including: (i) the damages sought in the proceeding are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding may be in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there may be a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); (vii) there is a wide range of potential outcomes; (viii) the facts presented in the case; (ix) litigation strategies; (x) the Company's legal defenses; (xi) the court assigned to the matter; (xii) the judge presiding over the case; (xiii) the composition of the jury; and (xiv) the evidence presented.
Safeway respectfully submits that its disclosure in Note M is consistent with the guidance in ASC 450-20-50-4b and that the Company is unable at this time to estimate the possible loss or range of loss with respect to the matters disclosed.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing answers are responsive to your comments. Please do not hesitate to contact me by phone at (925) 467-3628 with questions or comments regarding this correspondence.

Sincerely,

/s/ Dennis J. Dunne

Dennis J. Dunne,
Vice President, Corporate Accounting

Attachment A
Safeway Inc.
Impact of Reporting Certain Gift Card Commissions on a Net Basis
(dollars in millions)

	2010	2009	2008	2007

Operating Results on a Net Basis, as Reported
Sales and Other Revenue	$41,050.0	$40,850.7	$44,104.0	$42,286.0
Cost of Goods Sold	29,442.5	29,157.2	31,589.2	30,133.1
Gross Profit	11,607.5	11,693.5	12,514.8	12,152.9
Gross Profit Margin	28.28%	28.62%	28.38%	28.74%

Operating Results on a Gross Basis
Sales and Other Revenue	$41,371.6	$41,096.9	$44,294.5	$42,406.8
Cost of Goods Sold	29,764.1	29,403.4	31,779.7	30,253.9
Gross Profit	11,607.5	11,693.5	12,514.8	12,152.9
Gross Profit Margin	28.06%	28.45%	28.25%	28.66%

Impact Reporting on Net Basis
Decrease in Sales and Costs of Goods Sold	$321.6	$246.2	$190.5	$120.8
Change in Gross Profit	—	—	—	—
Percentage Decline in Sales and Other Revenue	0.8%	0.6%	0.4%	0.3%
Percentage Decline in Cost of Goods Sold	1.1%	0.8%	0.6%	0.4%
Percentage Increase in Gross Margin	0.8%	0.6%	0.4%	0.3%